                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.....) *

                         Huttig Building Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  448451 10 4
                         -----------------------------
                                 (CUSIP Number)

           RMC Group p.l.c.               Copy to: Richard Knaub, Esq.
              RMC House                           Linklaters
          Coldharbour Lane,                1345 Avenue of the Americas
               Thorpe,                             19th Floor
               Egham,                       New York, New York 10105
           Surrey TW2O 8TD                       (212) 424 9000
            United Kingdom
           Charles B. Brown
           44 1932 568 833
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 16, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 448451 10 4

-----------------------------------------------------------------------------------------------
      1.  Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
          RMC Group p.l.c.
-----------------------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (see Instructions)
          (a) [ ]
          (b) [x]
-----------------------------------------------------------------------------------------------
      3.  SEC Use only
-----------------------------------------------------------------------------------------------
      4.  Source of Funds (See Instructions)
          Not applicable
-----------------------------------------------------------------------------------------------
      5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------------------------
      6.  Citizenship or Place of Organization
          England and Wales
-----------------------------------------------------------------------------------------------
   Number of       7.  Sole Voting Power   -0-
 Shares Bene-   -------------------------------------------------------------------------------
   ficially        8.  Shared Voting Power  6,546,424
   Owned by     -------------------------------------------------------------------------------
 Each Report-      9.  Sole Dispositive Power   -0-
  ing Person    -------------------------------------------------------------------------------
     With         10.  Shared Dispositive Power  6,546,424
-----------------------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          6,546,424
-----------------------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [   ]
-----------------------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
          32%
-----------------------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          CO
-----------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1  SECURITY AND ISSUER

This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Huttig Building Products, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 14500 South Outer Forty Road, Suite 400, Chesterfield, MO 63017.

ITEM 2  IDENTITY AND BACKGROUND

The Statement is being filed by RMC Group p.l.c. ("RMC"), a public limited company organized under the laws of England and Wales with registered number 249776. RMC is in the business of producing ready mixed concrete and, in addition, has major positions in the production of aggregates, concrete products and cement. The principal office of RMC is located at RMC House, Coldharbour Lane, Thorpe, Egham, Surrey TW20 8TD, United Kingdom.

The information required for item 2(a)-(c) and (f) for the executive officers and directors of RMC is set forth in Exhibit A to this Statement.

During the last five years, neither RMC, nor, to the best of its knowledge, any person listed on Exhibit A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

RMC did not use any funds or pay any consideration to acquire an interest in the Common Stock.

ITEM 4  PURPOSE OF TRANSACTION

RMC acquired its beneficial interest in the Common Stock of the Issuer through the shareholding that RMC has in The Rugby Group PLC, a public limited company organized under the laws of England and Wales with registered number 206971 ("Rugby").

RMC has been advised by Rugby that pursuant to the Share Exchange Agreement, dated as of October 19, 1999, among Rugby, Crane Co., a Delaware corporation ("Crane"), and the Issuer, the Issuer was spun off to Crane's stockholders as a new public company that is now known as "Huttig Building Products, Inc." After the spin-off, Rugby contributed to the Issuer all of the shares of Rugby USA, Inc., a Georgia corporation and Rugby's wholly-owned subsidiary ("Rugby USA"), in exchange for approximately 32% of the Common Stock of the Issuer. In connection with this exchange, the Issuer made a cash payment to Rugby of $32 million in respect of indebtedness owed by Rugby USA to Rugby.

Except as set forth below, RMC does not have any plans or proposals which relate or would result in any of the actions or transaction specified in clauses (a) through (j) of item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, RMC indirectly beneficially owns 6,546,424 shares of the Common Stock or 32% of the issued and outstanding shares of the Common Stock of the Issuer.

The persons named in Exhibit A to this Statement, may be deemed to beneficially own the Common Stock, but such beneficial ownership is expressly disclaimed. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the persons in Exhibit A to this Statement is the beneficial owner of any shares of Common Stock owned by any other persons named in Item 2 above or Exhibit A to this Statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose .

(b) RMC shares with Rugby the power to vote or to direct the vote and the power to dispose or to direct the disposition of 6,546,424 shares of the Common Stock.

As of the date hereof, Rugby beneficially owns 6,546,424 shares of the Common Stock or 32% of the issued and outstanding shares of the Common Stock of the Issuer, as more fully described in the Schedule 13D filed by Rugby with the Securities and Exchange Commission on December 22, 1999.

On November 8, 1999, the directors of Rugby unanimously recommended to Rugby shareholders to accept a cash offer to be made by RMC for all of the issued and to be issued share capital of Rugby (the "RMC Offer"). On November 17, 1999 the RMC Offer was made to the shareholders of Rugby.

As of the date hereof, RMC owns approximately 29.9% of the outstanding shares of Rugby. In addition, RMC has received valid acceptances in respect of the RMC Offer for approximately an additional 57% of the outstanding shares of Rugby. RMC will not acquire shares of Rugby in respect of such valid acceptances unless the RMC Offer is declared wholly unconditional in accordance with the City Code on Takeovers and Mergers in the United Kingdom. Of the shares of Rugby in respect of which RMC has received valid acceptances, approximately 7.37% is owned by Rugby shareholders who have undertaken to RMC to accept the RMC Offer. However, because certain conditions to the RMC Offer are outstanding, including pending regulatory approvals in the United States and Poland, RMC does not expect to be able to complete its acquisition of Rugby until early 2000.

Rugby is a public limited company organized under the laws of England and Wales with registered number 206971. The business address of Rugby is Crown House, Rugby, CV21 2DT, United Kingdom. The principal business of Rugby is the cement and lime business.

Rugby has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Rugby has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or sate securities laws or finding any violation with respect to such laws.

The information required by items 2(a)-(c) and (f) as required under Item 5 for persons referenced in paragraph (a) of Item 5 is set forth in Exhibit B to this Statement.

(c) Other than the transactions described in Item 4 and Item 5 of this Statement, neither RMC, nor, to the best of its knowledge, any person listed in Exhibit A to this Statement have acquired any shares of Common Stock during the past 60 days.

(d)  None.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses set forth in Items 4 and 5 of this Statement are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Executive Officers and Directors of RMC Group p.l.c.

Exhibit B -- Executive Officers and Directors of The Rugby Group PLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: December 22, 1999

                                              RMC Group p.l.c.

                                              By: /s/ CHARLES B. BROWN
                                                  ------------------------------
                                                  Name: Charles B. Brown
                                                  Title: Assistant Secretary

                                   EXHIBIT A

                                RMC GROUP p.l.c.
                        DIRECTORS AND EXECUTIVE OFFICERS

NAME                                  BUSINESS ADDRESS             PRESENT PRINCIPAL            CITIZENSHIP
                                                                   OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Christopher Hampson                   RMC Group p.l.c.,            Chairman (Non-executive)     British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Peter Lance Young                     RMC Group p.l.c.,            Group Chief Executive        British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Stuart Richmond Walker                RMC Group p.l.c.,            Deputy Group Chief           British
                                      RMC House, Coldharbour       Executive
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Robert Ernest Lambourne               RMC Group p.l.c.,            Finance Director             British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Jurgen Himstedt                       Readymix AG fur              Executive Director           German
                                      Beteiligungen,
                                      Readymix-Haus,
                                      Daniel-Goldbach-Strasse
                                      25, D-40 880 Ratingen,
                                      Germany
-------------------------------------------------------------------------------------------------------------------
Alan Sidney James Durant              RMC Industries               Executive Director           British
                                      Corporation, One Decatur
                                      Town Centre, 15 Ponce de
                                      Leon Ave., Ste. 450,
                                      Decatur, Georgia 30030,
                                      United States
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Gerard Letourneau                     RMC Euro SAS,                Executive Director           French
                                      2 Rue du Verseau, Silic
                                      423, 94583 Rungis, Cedex,
                                      France,
-------------------------------------------------------------------------------------------------------------------
Michael Anthony Robertshaw            RMC Group p.l.c.,            Executive Director           British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
David Richard Swinson                 RMC Group p.l.c.,            Executive Director           British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Sir David Neil Macfarlane             RMC Group p.l.c.,            Non-Executive Director       British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Francis Alastair Lavie Robinson       RMC Group p.l.c.,            Non-Executive Director       British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Prof. Dr. Karlheinz Rosener           RMC Group p.l.c.,            Non-Executive Director       German
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------
Sir James Keith Stuart                RMC Group p.l.c.,            Non-Executive Director       British
                                      RMC House, Coldharbour       also   Chairman    of
                                      Lane, Thorpe, Egham,         Associated British
                                      Surrey, TW20 8TD             Ports Holdings PLC

                                      Associated British Ports
                                      Holdings PLC

                                      150 Holborn
                                      London EC1N 2LR
-------------------------------------------------------------------------------------------------------------------
Michael David Hampson                 RMC Group p.l.c.,            Group Secretary              British
                                      RMC House, Coldharbour
                                      Lane, Thorpe, Egham,
                                      Surrey, TW20 8TD
-------------------------------------------------------------------------------------------------------------------

                                   EXHIBIT B

                              THE RUGBY GROUP PLC
                        DIRECTORS AND EXECUTIVE OFFICERS

NAME                             BUSINESS ADDRESS              PRESENT         PRINCIPAL     CITIZENSHIP
                                                               OCCUPATION
-------------------------------------------------------------------------------------------------------------------
Robert Martin Gourlay            The Rugby Group PLC           Chairman                        British
                                 Crown House
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------
Peter Michael Johnson            The Rugby Group PLC           Chief Executive and Director    British
                                 Crown House
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------
Anthony Romer Beevor             The Rugby Group PLC           Non-Executive Director          British
                                 Crown House
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------
Michael Thomas Davies            The Rugby Group PLC           Non-Executive Director          British
                                 Crown House
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------
Peter Charles Crowley            The Rugby Group PLC           Executive Director,             Australian
                                 Crown House                   Cement and Lime
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
David Alan Harding               The Rugby Group PLC           Finance Director                British
                                 Crown House
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------
Roger Michael Sharp              The Rugby Group PLC           Corporate Development           British
                                 Crown House                   Director
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------
Philip Bernard Griffith-Smith    The Rugby Group PLC           Company Secretary               British
                                 Crown House
                                 Rugby
                                 Warwickshire
                                 CV21 2DT
                                 United Kingdom
-------------------------------------------------------------------------------------------------------------------